SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                     Conversion Services International, Inc.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                    21254R109
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                                 (CUSIP Number)

                             Barry I. Grossman, Esq.
                         Ellenoff Grossman & Schole LLP
                              370 Lexington Avenue
                            New York, New York 10017
                                  212-370-1300
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                   May 4, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 570 658 104

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         1)       Name of Reporting Persons Scott Newman I.R.S. Identification
                  Nos. of Above Persons (entities only)
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         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) [ ]
                  (b)  [ ]
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         3)       SEC Use Only
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         4)       Source of Funds (See Instructions)
                  Not applicable. - Schedule 13D/A is being filed to report a change in the percent of class held by the Reporting Person.
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         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  To Items 2(d) or 2(e)     [ ]
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         6)       Citizenship Or Place Of Organization

                  United States of America
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                   (7)   Sole Voting Power

                         300,050,000
                   -------------------------------------------------------------
     Number of     (8)   Shared Voting Power
      Shares
   Beneficially          0
       Owned       -------------------------------------------------------------
      By Each      (9)   Sole Dispositive Power
     Reporting
    Person With          300,050,000
                   -------------------------------------------------------------
                   (10)  Shared Dispositive Power

                         0
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         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  300,050,000
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         12)      Check if The Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)   [ ]
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         13)      Percent of Class Represented by Amount in Row (11)

                  Approximately 43.5%
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         14)      Type of Reporting Person

                  IN
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

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.001 per share (the "Common Stock"), of Conversion Services International, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Eagle Rock Avenue, East Hanover, New Jersey 07936.

ITEM 4.  PURPOSE OF TRANSACTION

         This amended Schedule 13D is being filed to report a change in the percentage ownership of the Reporting Person due to corporate transactions by the Issuer with unrelated third parties.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is deleted in its entirety and replaced by the following new
Item 5:

         (a), (b) The Reporting Person beneficially owns 300,050,000 shares of Common Stock or 43.5% of the outstanding shares of Common Stock entitled to vote. The Reporting Person has sole voting power of all the shares of Common Stock he beneficially owns.

         (c) None.

         (d) Not applicable.

         (e) Not applicable.

Signature

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: May 18, 2004                                  /s/ Scott Newman
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                                                         Scott Newman